Exhibit 8.2

August 21, 2018

First Connecticut Bancorp, Inc.

One Farm Glen Boulevard

Farmington, CT 06032

Attn:	John J. Patrick, Jr.,
Chairman, President and Chief Executive Officer

Re:	Tax Opinion – Merger between First Connecticut Bancorp, Inc., and People’s United Financial, Inc. – “Material U.S. Federal Income Tax Consequences of the Merger.”

Ladies and Gentlemen:

We have acted as special counsel for First Connecticut Bancorp, Inc., a Maryland corporation (“First Connecticut”), in connection with the merger of First Connecticut with and into People’s United Financial, Inc., a Delaware corporation (“People’s United”), pursuant to that certain Agreement and Plan of Merger dated June 18, 2018, by and between First Connecticut and People’s United (the “Merger Agreement”). Unless otherwise specified, any capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement.

This opinion is being delivered in connection with the filing of the registration statement on Form S-4 (Registration No. 333-226342) by People’s United (as amended, the “Registration Statement”), which includes the Prospectus of People’s United and the Proxy Statement of First Connecticut (together, the “Proxy Statement/Prospectus”), filed with the Securities and Exchange Commission (the “Commission”).

Subject to the qualifications below, and in reliance upon the representations and assumptions described herein, we are of the opinion that the discussion in the Proxy Statement/Prospectus under the heading “Material U.S. Federal Income Tax Consequences of the Merger” are accurate in all material respects to the extent the statements therein describe the United States federal income tax treatment of U.S. holders of First Connecticut common stock who exchange such stock for People’s United common stock and/or cash instead of fractional shares pursuant to the Merger Agreement.

For purposes of rendering this opinion we have examined and relied upon: (a) the Merger Agreement, including the exhibits thereto; (b) the Registration Statement, including the Proxy Statement/Prospectus; (c) the letters delivered to Hinckley, Allen & Snyder LLP containing certain representations of First Connecticut and People’s United relevant to this opinion (the “Representation Letters”); and (d) such other documents as we consider relevant to our analysis. In examining these documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that there will be, by the Effective Time of the Merger, due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

We have assumed that all parties to the Merger Agreement (and to any other documents relied upon by us) have acted and will act in accordance with the terms of such documents. We have assumed that the Merger will be consummated at the Effective Time in accordance with applicable state law and pursuant to the terms and conditions set forth in the Merger Agreement and as described in the Registration Statement, without the waiver or modification of any such terms and conditions. We have assumed the Merger will qualify as a statutory merger under applicable state law.

First Connecticut Bancorp, Inc.

August 21, 2018

We have assumed all representations, warranties, and statements made or agreed to by First Connecticut, People’s United, and by their management, employees, officers, directors, and stockholders in connection with the Merger, including, but not limited to, (i) those set forth in the Merger Agreement, (ii) those set forth in the Registration Statement, and (iii) those set forth in the Representation Letters, are, or will be, true, complete and accurate at all relevant times, and that any representation made in any of such documents “to the best of the knowledge and belief” of any party (or similar qualification) are correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have also assumed that First Connecticut and People’s United have complied with and, if applicable, will continue to comply with, their respective covenants and undertakings set forth in the Merger Agreement.

We have not attempted to verify independently any representations made by First Connecticut or People’s United, but in the course of our representation of First Connecticut nothing has come to our attention that would cause us to question the accuracy thereof.

The conclusions expressed herein represent our best judgment as to the proper treatment of certain aspects of the Merger under the income tax laws of the United States based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, case law, and the rulings and guidance published by the Internal Revenue Service (“IRS”), all as in effect on the date of this opinion. No assurances can be given that such laws, rulings and guidance will not be amended or otherwise changed after the date hereof, or that such changes will not affect the opinions expressed herein. Neither First Connecticut nor People’s United has requested a ruling from the IRS (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. We undertake no responsibility to advise you of any developments after the date hereof in the application or interpretation of the income tax laws of the United States.

Our opinion represents our judgment as to how a court would decide the issues addressed herein, but our opinion is not binding upon either the IRS or upon any court. Thus, no assurance can be given that a position taken in reliance on our opinion will not be challenged by the IRS, or rejected by a court.

This opinion addresses only the specific United States federal income tax matter set forth above, and no other tax consequences. Without limitation, this opinion does not address the effect of the Merger as to any non-income tax (such as estate, gift, transfer, sales and use taxes), nor does this opinion address the income tax consequences of the Merger under any state, local or foreign tax laws. This opinion does not address any transaction other than the Merger. We express no opinion regarding the tax consequences of the Merger to those stockholders of First Connecticut that are subject to special tax rules, and we express no opinion regarding the tax consequences of the Merger arising in connection with the ownership of options, warrants or equity based compensation with respect to First Connecticut stock.

First Connecticut Bancorp, Inc.

August 21, 2018

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references to our firm name in the Proxy Statement/Prospectus under the heading “Material U.S. Federal Income Tax Consequences of the Merger.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Hinckley, Allen & Snyder LLP

Hinckley, Allen & Snyder LLP